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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K
       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934





                         For the month of November 1999

          MEXICAN SATELLITES, INC. (SATELITES MEXICANOS, S.A. DE C.V.)
          ------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                         Blvd. Manuel Avila Camacho 40 -
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
                                     Mexico
                                     ------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F  X   Form 40-F
         -----           -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes       No   X
   -----     -----


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The Company is a foreign private issuer and the Company is making a voluntary report on a change in its independent accountants.

The Company, pursuant to a resolution of its shareholders and the Board of Directors, appointed Deloitte & Touche ("Deloitte & Touche") as the Company's independent accountants, effective October 7, 1999. Deloitte & Touche replaced PricewaterhouseCoopers Mexico ("PricewaterhouseCoopers"), which served as the Company's independent accountants for the period November 17, 1997 to December 31, 1997, the fiscal year ended December 31, 1998 and through October 7, 1999, and was dismissed, effective October 7, 1999.

The reports of PricewaterhouseCoopers on the Company's financial statements for the fiscal year ended December 31, 1998, and for the period November 17, 1997 to December 31, 1997, contained no adverse or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the period November 17, 1997 to December 31, 1997, the Company's fiscal year ended December 31, 1998, and for the period November 17, 1997 to December 31, 1997 and through October 7, 1999, the Company (i) had no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused them to make reference thereto in their report on the financial statements of the Company for such periods and (ii) had no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

A copy of this Form 6-K was previously presented to Pricewaterhouse Coopers who have confirmed their agreement with the statements made herein.

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                                    SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Satelites Mexicanos, S.A. de C.V.
                                  ---------------------------------
                                  (Registrant)

Date:  November 9, 1999           By /s/ CYNTHIA M. PELINI
                                    ------------------------------------
                                  Cynthia M. Pelini
                                  Chief Financial Officer